20 October 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.2054
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture with Hunan Honyear Investment & Development Co., Ltd

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

JOINT VENTURE WITH HUNAN HONYEAR INVESTMENT & DEVELOPMENT CO., LTD

Further to our announcements made on 24 and 26 April 2002 on the joint venture company Hu Nan Want Want Hospital Co., Ltd ("HWWH"), the Directors of Want Want Holdings Ltd (the "Company") wish to announce that the total investment in HWWH will be increased from US$28 million to US$68 million. The proportionate shareholding of HWWH will remain unchanged with 70% of its registered capital to be held by the Company and the remaining 30% to be held by Hunan Honyear Investment & Development Co., Ltd.

The main reasons for the increase in the total investment are as follows:-

- Addition of facilities such as a multi-storey complex housing a teaching/training/research centre and staff hostel. Changes were also made to the original building design to cater to recent changes in local regulations such as new requirement for underground parking lots, to improve the buildings' functionalities and to keep up with the developments in the local area. Higher construction expense estimates were also used to cater for cost increases.

- Additional cost of acquisition of land as the land area was increased from approximately 36,000 square metres ("sqm") to 75,000 sqm due to the revision of local regulations which later stipulated a bigger area for hospital usage. The enlarged land area is expected to be sufficient for the entire development of the hospital project.

- Earlier introduction of services in the first phase instead of second phase of development such as interventional therapies including cardiac catheterization, and operating systems such as hospital computerized information system.

- Additional budget for pre-commissioning operating expenses and contingency expenditure.

The investment will be made in phases over a period of 3 years commencing from year 2002. Payback period for the total investment based on accumulated net cash flow is estimated to be about twelve years from the commencement of operation, which is expected to be in second half of 2005. As at end September 2003, total capital expenditure incurred amounted to about US$9.7 million, comprising mainly land cost. Construction has begun in June this year.

The Directors would also like to clarify on the announcement made on 26 April 2002 with respect to the land area. Of the land size of about 71,000 sqm referred to in the said announcement, 36,000 sqm was initially intended to be purchased by HWWH. The remaining 35,000 sqm of land was to be purchased by the Company for other purposes as such land was not designated for hospital use then. The subsequent revision by the local

authority of the usage of the remaining 35,000 sqm of land to hospital use led HWWH to decide to acquire the additional area, resulting in higher investment cost.

The Directors believe that the above investments will help to strengthen the competitive position of the hospital and enable it to have a stronger edge over its local competitors.

The above transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 17/10/2003 to the SGX